Filed Pursuant to Rule 433

Dated July 7, 2021

Registration Statement No. 333-235885

Relating to

Preliminary Prospectus Supplement Dated July 6, 2021 to

Prospectus dated February 20, 2020

Arlington Asset Investment Corp.

6.000% Senior Notes due 2026

Issuer:	Arlington Asset Investment Corp.

Security:	6.000% Senior Notes due 2026

Principal Amount:	$33,500,000 aggregate principal amount

Net proceeds to issuer (before expenses):	$32,453,125

Stated Maturity Date:	August 1, 2026

Coupon (Interest Rate):	6.000% per year

Interest Payment Dates:	1st of every February, May, August and November, commencing November 1, 2021 (record dates: 15 calendar days immediately preceding an Interest Payment Date)

Interest Payment Convention:	Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months

Optional Redemption:	At any time or from time to time on or after August 1, 2023 in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

Overallotment Option:	We have granted the underwriters an option to purchase up to an additional $5,000,000 aggregate principal amount of Notes within 30 days from July 7, 2021 solely to cover overallotments.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Trade Date:	July 8, 2021

Settlement Date (T+5)[1]:	July 15, 2021

Rating[2]:	BBB

Bookrunner:	Ladenburg Thalmann & Co. Inc.

Co-Managers:	Compass Point Research & Trading, LLC JonesTrading Institutional Services LLC

CUSIP/ISIN:	041356 809 / US0413568090

Application for Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange under the symbol “AAIN.” If approved for listing, trading is expected to commence within 30 days after the original issuance date of the notes.

Trustee:	The Bank of New York Mellon

1. T+5 Settlement. We expect to deliver the Notes against payment on or about July 15, 2021, which will be the fifth business day following the trade date of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade Notes on the trade date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

2. An explanation of the significance of rating may be obtained from the rating agency. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating above is not a recommendation to buy, sell or hold the securities offered hereby. The rating may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agency.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. at prospectus@ladenburg.com or Investor Relations of the Issuer at (703) 373-0200.